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                                                                     EXHIBIT 4.7

CONFIDENTIAL



Dear Mr. G. K. McDonald


SERVICE AGREEMENT


The purpose of this letter is to record the terms agreed between us on which you will act as General Manager Fleet Management of Osprey Maritime (Europe) Ltd. (the "Company"):-

1. Your duties extend to Company and all of its subsidiaries, associates and affiliates from time to time, (the "Group"). During the continuance of your employment you will devote all your time, attention and skill during working hours to the affairs of the Group, use your best endeavours to promote the interests of the Group, at all time obey the reasonable and lawful instructions of the Chief Operating Officer Fleet Management and keep the respective COO. F. M. fully informed of your conduct of the affairs of the Group. The various offices of the Group have official working hours, however, and you will from time to time be expected without any further remuneration to work outside those hours as and when the occasion demands or as otherwise required by the COO. F. M. For reference at commencement of employment with the Company your normal working hours will be 40 per weeks.

2.   Your employment will commence no later than May 1998.

3. Except with the prior approval of the Chief Executive Officer you will not during the continuance of your employment with the Group be directly or indirectly interested or engaged in any other business. However, this will not preclude you from holding investments in any company listed on a stock exchange provided that you do not hold more than 3% of the issued shares or other securities of any class of any one company.

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4.   Neither during nor at any time after the termination of your employment shall you divulge or communicate to any person or persons (except those persons in the Group whose province it is to know the same) nor use for you're your own benefit any confidential information you may receive or obtain in relation to the affairs of any Company in the Group or any of its clients and for a period of one year following the termination of your employment you will not directly or indirectly solicit or entice away any client or employee of any company in the Group.

5. You will receive a salary at the rate of L7,500 (Pound Sterling Seven Thousand Five Hundred) per calendar month [monthly in arrears]. The Group will cooperate in arrangements to enable payment to be made in a tax efficient manner, bearing in mind the location of your employment from time to time, so as to avoid unnecessary tax. Your salary will be reviewed each year on 1st July.

6. You will initially be located in London. The Group reserves the right, upon giving reasonable notice, to post you in the future to Singapore or other locations as the needs of the business may require. In such event due consideration will be given to any substantive change in your cost of living and tax circumstances resulting from such new location and, subject to mutual agreement, the terms of this agreement may be altered accordingly.

     Where the employee has children of school age, the company will ensure a reasonable standard of education which does not adversely affect the continuity of schooling during service abroad. Where this involves costs which the employee would not otherwise have borne whether it be at a U.K. boarding school or at a school in Singapore or other location as the case may be, the company will bear the cost. Only children in primary and secondary phases of education (i.e. aged 5 - 18) are normally eligible for consideration.

     In the event that no agreement on such posting can be reached then Clause 18, as it relates to termination, shall apply.

7. In the event of relocation to Singapore or other location the Company will pay the cost of transporting your personal effects to the extent of freight and packing of one 40 foot container ex London and shall pay the cost of a one way Business Class airfare from London for you and your family. Upon termination of this Service Agreement for reasons other than as set out in paragraph 17(b) the Company shall pay the cost of freight and packing for your personal effects

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     to your chosen place of re-location in an amount not exceeding one 40 foot container, to U.K., and a one way Business Class air fare not exceeding the cost of travel to U.K. for you and your family.

     While on overseas assignment the Company will provided one round trip economy air ticket per year to the U.K. for yourself and family.

8. You will be entitled to receive an annual bonus at the discretion of the Board of Directors of the Company based upon overall Group performance, the relative performance of any individual Business Unit to which you may be assigned, and upon personal merit. The Board will make its decision on additional bonus after the finalization of the annual audit accounts for the financial year in respect of which bonuses are assessed and such bonus shall be payable prior to 31st March following the financial year to which it relates.

9. As advised, the Company is establishing a share option scheme for employees within the parameters set down by the Stock Exchange of Singapore. You will be entitled to participate within the terms and subject to the conditions of the scheme.

10. You have the alternative of being covered for pension either under the Company's UK Pension Scheme, a non-contributory plan which is contracted into the State Pension Scheme and which provides additional benefits to those provided by the State, including the State Earnings Related Pension Scheme (SERPS), or of taking out a Private Pension Plan.

     Before taking this decision, it is important that you are aware of all the facts pertaining to your personal and individual position. You should contact the Personnel Department in this respect, who will then put you in touch with an Independent Financial Advisor in order that you receive "best advice".

     In the absence of your decision to opt for a Private Pension Plan, you will be covered for pension purposes under the terms and conditions of the "Gotaas-Larsen UK Pension Scheme".

11. You will be provided with the use of a Company motor car or car allowance appropriate to your position. The car allowance is currently L550 per month and is payable through the monthly

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     payroll. A petrol allowance of L110 per month is presently in force with the use of a company credit card.

12. The Company shall reimburse to you all reasonable out-of-pocket expenses incurred by you on Group business (including reasonable to expenses of entertaining and travelling) which expenses shall be evidenced in such manner as the Company may from time to time require. You should note that it is Company policy to cover the cost of business class travel of flights of more than 3 hours duration but economy class travel only on flights of less than 3 hours.

13. You will be entitled (in addition to normal public holidays in the location of your employment) to 25 working days paid holiday in each year of your employment to be taken at such time or times as may be agreed by the COO.
     F. M.

14. The Company will pay the premiums in respects of life, health and personal injury insurance as agreed with you from time to time advised in writing.

15. The Company shall provide membership of a health care scheme for you and your family whereby the Company shall bear all medical expenses incurred by you including the cost of specialist consultations and hospital treatment, and dental costs (excluding cosmetic work). You are entitled to a medical check-up every two years at the company expense.

16. Notwithstanding illness or other incapacity you will remain entitled to receive salary, benefits and accommodation allowances hereunder up to a maximum of 26 weeks in any period of 12 months. If and where required, you will supply the Company with medical certificates covering any period of illness or other incapacity and at the Company's expense undergo a medical examination by a doctor appointed by the Company.

17. Your appointment will be subject to summary termination by the Company by notice in writing if:-

     (a) You are unable satisfactorily to perform your duties hereunder through mental or physical ill health for a period or periods totally 270 days in any 12 month period; or

     (b) You have committed any serious breach or repeated or continued after warning any material breach of your duties or shall be guilty of conduct bringing yourself or any

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          Group company into disrepute or shall have become bankrupt or compounded with your creditors generally.

18. Subject to the provisions relating to summary termination contained in paragraph 17 it is agreed that the duration of this Service Agreement shall be for a minimum period of eighteen months from commencement of employment and thereafter shall continue indefinitely or until terminated by written notice given by the Company to you or by you to the Company of not less than 6 months duration. The whole or part of this notice may be waived by mutual consent.

The offer is conditional subject to a satisfactory medical report. If you agree to the terms of this letter, please sign and return the enclosed copy.


Yours sincerely,


For an on behalf of
OSPREY MARITIME LIMITED


/s/ R. T. Watson
----------------

CAPTAIN R. T. WATSON
CHIEF OPERATING OFFICER FLEET MANAGEMENT

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                                 PROMISSORY NOTE

For value received, the undersigned promises to pay to the order of Osprey Maritime (Europe) Ltd, a Bermudan corporation (the "Company"), the principal sum of

L20,900

to be repaid in MONTHLY instalments of

L317.55

commencing with May 1998's salary payment.

This loan carries a 3 (three) per cent per annum interest charge, which will be calculated annually on the balance outstanding at the calculation point.

If for any reason whatsoever my employment is terminated with the Company, I agree that on such date the entire outstanding balance of said note, including any unpaid interest charges, shall be due and payable.

The Company shall also have the right to off-set the balance outstanding on the loan together with interest due against the amount due from my Group Insurance Policy in the event of my death and is authorised to deduct the monthly repayments and interest from my monthly salary payments.

At any time during the 72 month period the maker may, at his discretion, pay back all or part of the loan amount.

In the event the maker shall default on any payment provided for herein (i) the full amount then remaining shall, at the option of the holder, immediately become due and payable, and (ii) the maker shall pay all reasonable costs of collection incurred by the Company, including, but not limited to reasonable attorneys fees and disbursements.

This note shall be construed, enforced and interpreted under the laws of England.

Date 21/4/98

Maker /s/ [ILLEGIBLE]
      --------------------

Witness /s/ R.J. Stewart
        ------------------

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[OSPREY MARITIME LIMITED LETTERHEAD]

                                                                BY FAX / COURIER

GRAEME MCDONALD, ESQ                                         22nd September 1999
Osprey Maritime (Europe) Limited
43-45 Portman Square
London
ENGLAND                                                   PRIVATE & CONFIDENTIAL


Dear Graeme,

I am pleased to formally confirm your promotion as discussed last week.

In addition to your current responsibilities as General Manager Fleet Management for the Osprey Group with effect from 1st September 1999 you are appointed as General Manager of the London Office responsible for administrative oversight of that office. Functional reporting lines for staff in London will be to the various different departmental heads.

In recognition of these additional responsibilities and the excellent work you have done in Fleet Management your salary is increased to L135,000 per annum effective from 1st September 1999.

I also confirm that a two year notice period will apply in the event that the Company decides to terminate your employment with the Company. This will not apply in the event of termination resulting from gross negligence, dishonesty on your part or other just cause or in the event that you decide to resign from your position at your own volition.

Your reporting line is to the CEO however, I wish to reinforce the conclusions of recent discussions held with both you and your colleagues regarding the current reorganization process which recognized the need for cooperation and constructive dialogue with our colleagues to ensure that the Company's activities develop in a coordinated and structured manner and I seek your full support to encourage such an open culture.

You have my full support in your new role and I look forward to working closely with you in our mutual efforts to place the Company on a firm footing.

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[OSPREY MARITIME LIMITED LOGO]

                                                         OSPREY MARITIME LIMITED

                                                        PRIVATE AND CONFIDENTIAL
                                           GRAEME MCDONALD - 22ND SEPTEMBER 1999


Please confirm your acceptance of the foregoing by signing and returning the attached - copy of this letter.


Yours sincerely,                                   Signed in token of acceptance


/s/ T.S.C. Cottew
T.S.C. COTTEW                                      GRAEME MCDONALD
Chairman and CEO                                   Date